CARTER LEDYARD & MILBURN LLP

2 WALL STREET

NEW YORK, NY 10005-2072

Telephone (212) 732-3200

Fax (212) 732-3232

October 7, 2022

The Bank of New York Mellon,
as Trustee of FT 10330

240 Greenwich Street
New York, New York 10286

Attn:	Rosalia A. Koopman Managing Director

Re: FT 10330

Ladies and Gentlemen:

We are acting as special counsel with respect to New York tax matters for Dow(R) Target 5 4Q ‘22 - Term 1/9/24 (The Dow(R) Target 5 Portfolio, 4th Quarter 2022 Series), Dow(R) Target Dvd. 4Q ‘22 - Term 1/9/24 (The Dow(R) Target Dividend Portfolio, 4th Quarter 2022 Series), S&P Target 24 4Q ‘22 - Term 1/9/24 (S&P Target 24 Portfolio, 4th Quarter 2022 Series) and Value Line(R) Target 25 4Q ‘22 - Term 1/9/24 (Value Line(R) Target 25 Portfolio, 4th Quarter 2022 Series), (each, a "Trust" and collectively the "Trusts"), each of which is a unit investment trust included in the series identified as FT 10330 (the "Series"), which will be established under a certain Standard Terms and Conditions of Trust dated September 7, 2022 and a related Trust Agreement dated as of today (collectively, the "Indenture") among First Trust Portfolios, L.P., as Depositor (the "Depositor"), First Trust Advisors L.P., as Portfolio Supervisor, and The Bank of New York Mellon as Trustee (the "Trustee"). Pursuant to the terms of the Indenture, units of fractional undivided interest in the Trusts (the "Units") will be issued in the aggregate number set forth in the Indenture.

We have examined and are familiar with originals or certified copies, or copies otherwise identified to our satisfaction, of such documents as we have deemed necessary or appropriate for the purpose of this opinion. In giving this opinion, we have relied upon the two opinions, each dated today and addressed to the Trustee, of Chapman and Cutler LLP, counsel for the Depositor, with respect to the factual assumptions and the matters of law set forth therein. We have assumed that the assets of the Trusts will consist exclusively of debt securities, equity securities in entities classified as corporations for federal income tax purposes, or a combination thereof.

Based upon the foregoing, we are of the opinion that each Trust will not constitute an association taxable as a corporation under the relevant tax laws of the State and City of New York, and accordingly will not be subject to the New York State franchise tax (New York State Consolidated Laws Chapter 60, Article 9-A) or the New York City general corporation tax (New York Administrative Code Title 11, Chapter 6, Subchapter 2).

We express no opinion regarding the tax status of the other unit investment trusts included in the Series.

We consent to the filing of this opinion as an exhibit to the Registration Statement (No. 333-266568) filed with the Securities and Exchange Commission with respect to the registration of the sale of the Units and to the references to our name in such Registration Statement and the prospectus included therein.

Very truly yours,

/s/ CARTER LEDYARD & MILBURN LLP